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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                  SCHEDULE 13D

                  UNDER THE SECURITIES AND EXCHANGE ACT OF 1934

                              (AMENDMENT NO. 6)(1)

                          Russ Berrie and Company, Inc.
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                                (Name of Issuer)

                        Common Stock, $0.10 stated value
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                         (Title of Class of Securities)

                                   782233 10 0
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                                 (CUSIP Number)

                             Joel I. Greenberg, Esq.
           Kaye Scholer LLP, 425 Park Avenue, New York, New York 10022
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               September 13, 2002
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             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

         Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)



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(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

            The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                  SCHEDULE 13D

CUSIP No. 782233 10 0                                          PAGE 2 OF 5 PAGES

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1            NAME OF REPORTING PERSONS
             S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                  Myron Rosner

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2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) / /
                                                                         (b) / /

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3            SEC USE ONLY

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4            SOURCE OF FUNDS*

                                                  00

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5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) OR 2(e) / /

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6            CITIZENSHIP OR PLACE OF ORGANIZATION

                                                  USA

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                               7     SOLE VOTING POWER
                                           2,757
             NUMBER OF
               SHARES          8     SHARED VOTING POWER
            BENEFICIALLY                 4,927,986
              OWNED BY
                EACH           9     SOLE DISPOSITIVE POWER
             REPORTING                     2,757
               PERSON
                WITH           10    SHARED DISPOSITIVE POWER
                                         4,927,986

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11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                          4,930,743

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12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES* /X/

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13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                             24.1 %
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14            TYPE OF REPORTING PERSON*

                          IN
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                   Page 2 of 5
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                                  SCHEDULE 13D

            The statement on Schedule 13D relating to the common stock, $0.10 stated value per share, of Russ Berrie and Company, Inc., a New Jersey corporation (the "Company"), filed on February 21, 2002 by Myron Rosner (the "Initial Schedule 13D"), as amended by Amendment Number 1 to the statement on
Schedule 13D, filed on March 18, 2002 by Myron Rosner ("Amendment Number 1") as amended by Amendment Number 2 to the statement on Schedule 13D, filed on May 9, 2002 by Myron Rosner ("Amendment Number 2"), as amended by Amendment Number 3 to the statement on Schedule 13D, filed on July 10, 2002 by Myron Rosner ("Amendment Number 3"), as amended by Amendment Number 4 to the statement on
Schedule 13D, filed on August 9, 2002 by Myron Rosner ("Amendment Number 4") and as amended by Amendment Number 5 to the statement on Schedule 13D, filed on August 22, 2002 by Myron Rosner ("Amendment Number 5" and together with the Initial Schedule 13D, Amendment Number 1, Amendment Number 2, Amendment Number 3 and Amendment Number 4, the "Schedule 13D") is hereby amended as follows. The following transaction occurred prior to the filing of Amendment Number 5 but was not included in such amendment: on August 7, 2002, The Russell Berrie 2002A Trust, of which Mr. Rosner is a co-trustee possessing shared voting power and shared dispositive power with respect to the shares held by such trust, gifted 20 shares. Except as otherwise amended, the Schedule 13D remains the same.

            ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER

            (a)-(b) Mr. Rosner beneficially owns 4,930,743 shares, which represents 24.1% of the Company's outstanding common stock (based on 20,436,873 shares of common stock outstanding as of August 1, 2002), as follows:

                                    (i)     2,757 shares held in a roll-over IRA
                                            plan, of which Mr. Rosner has sole
                                            voting power and sole dispositive
                                            power with respect to the shares.

                                   (ii)     750 shares held by Mr. Rosner as
                                            joint tenant with his spouse, with
                                            respect to which Mr. Rosner has
                                            shared voting power and shared
                                            dispositive power.

                                  (iii)     2,000,000 shares held of record by
                                            The Russell Berrie 2001 Annuity
                                            Trust, of which Mr. Rosner is a
                                            co-trustee possessing shared voting
                                            power and shared dispositive power
                                            with respect to the shares held by
                                            such trust.

                                  (iv)      2,927,236 shares held of record by
                                            The Russell Berrie 2002A Trust, of
                                            which Mr. Rosner is a co-trustee
                                            possessing shared voting power and
                                            shared dispositive power with
                                            respect to the shares held by such
                                            trust.


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                                            This statement does not include 605
                                            shares held beneficially and of
                                            record by The Russell Berrie
                                            Foundation, a New Jersey Nonprofit
                                            Corporation, of which Mr. Rosner is
                                            a co-trustee. This statement also
                                            does not include 5,305,194 shares
                                            held of record by The Russell Berrie
                                            1999 Charitable Remainder Trust. Mr.
                                            Rosner is not trustee of, and has no
                                            power to revoke, The Russell Berrie
                                            1999 Charitable Remainder Trust, but
                                            does have the right to remove the
                                            trustee and appoint a successor
                                            trustee.

                        (c) The following transaction was effected since filing Amendment Number 5.

                                          (i)   Effective September 13, 2002,
                                                Mr. Rosner resigned as a trustee
                                                of The Leslie Berrie 1993 Trust.

                        (d) Other than Myron Rosner, Liesa Rosner and Russell Berrie, no person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares described as included in Item 5(a)-(b).

                        (e)         Not applicable.



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                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                                   September 18, 2002
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                                                         (Date)



                                                    /s/ Myron Rosner
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                                                       (Signature)



                                                      Myron Rosner
                                        ----------------------------------------
                                                         (Name)


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